ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-756-3300

Fax:202-756-3333

www.alston.com

Margaret A. Sheehan

October 9, 2008

Securities and Exchange Commission

Division of Investment Management

Attn:  Richard Pforte, Esq. and Dominic Minore, Esq.

100 F Street, N.E., Mail Stop 4720

Washington, DC  20549

Re:

National Retail Fund II

1933 Act File No. 333-150170

1940 Act File No. 811-22198

National Retail Fund III

1933 Act File No. 333-150171

1940 Act File No. 811-22199  (each a “Fund” and collectively, the “Funds”)

Dear Sirs:

As requested, I am enclosing a memorandum from this law firm, which serves as counsel to The Funds, addressing the issues we discussed in our telephone conversation with you on September 24, 2008.

In addition to the legal issues we discussed at that time and have addressed in the memorandum, I want to provide some business context regarding the Funds and their plans that may be of assistance to you.  I realize that this is a unique and difficult time in the securities markets.  The general credit marketplace has been under stress over the last several months and, in particular, traditional structured credit products such as mortgage backed securities and collateralized debt obligations have seen significant degradation in the recent past. Of course, the Funds’ Board of Trustees and service providers realize this and will manage the growth of the Funds very conservatively. The Board of Trustees, valuation firm, audit firm, and investment adviser, all of whom are independent and unaffiliated with each other and the Funds, will closely monitor the investment process, portfolio selection, and valuation process with a high degree of caution as a result of the broader market conditions in which the Funds will operate.

In an effort to mitigate against current market conditions, the Funds’ Board of Trustees and investment adviser have put in place a robust set of operational and strategic safeguards to further protect investors from the risks associated with the structured credit marketplace. These include, but are not limited to, the following:

(i)

the Funds will not purchase any mortgage related consumer notes or any non-prime consumer notes with a FICO score under 660;

(ii)

the Funds will not purchase any notes that are delinquent or in default at the time of purchase;

(iii)

the Board of Trustees will maintain active and ongoing oversight of the Funds, their investment strategy, and performance;

(iv)

the Funds’ net asset value will be computed daily using a stringent, daily fair market valuation process to ensure that the net asset value always reflects current market conditions;

(v)

the Funds’ investment adviser and valuation firm will conduct periodic spot checks of the notes held in the portfolio to ensure that their pricing reflects current market conditions; and

(vi)

the Funds’ valuation firm will use widely available market data to make determinations of what fair market value is for a particular class of consumer notes and ensure that it is reflected in portfolio notes.

I hope that this letter, along with the accompanying memorandum, addresses the remaining questions that you have regarding the Funds.  We intend to file the response to your specific comments to the Registration Statement early next week.  As you can imagine, we are eager to proceed to effectiveness as soon as possible.  To that end, if you need additional information please contact me at (202) 756-3305.

Sincerely,

Margaret A. Sheehan

MAS:js

Enclosure

LEGAL02/30987980v1

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